August 8, 2008

VIA FACSMILE AND EDGAR Ms. Kathleen Collins Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	GigaMedia Limited (File no. 0-30540)
Form 20-F for the Fiscal Year Ended
December 31, 2007
Filed June 30, 2008
Request for Extension to Comment Letter Response

Dear Ms. Collins:

Further to our conversation yesterday with Ms. Jan Woo on behalf of GigaMedia Limited, a company limited by shares, incorporated under the laws of the Republic of Singapore (the “Company”), the Company hereby requests an extension of time to respond to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of the Company set forth in your letter dated July 31, 2008 (the “Comment Letter”).  The Company will endeavor to respond to the comments made by the Staff in the Comment Letter no later than September 15, 2008.

Ms. Kathleen Collins
August 8, 2008

If you have any questions regarding the foregoing, please contact Alec Tracy in Skadden Arps’ Hong Kong office at +852 3740 4710.  You may also contact Skadden Arps’ D.C. Office at (202) 371 7000 and ask to be transferred.

Sincerely,

/s/ Alec P. Tracy
Alec P. Tracy

cc:	Arthur M. Wang
Chief Executive Officer
GigaMedia Limited

Thomas T. Hui
Chief Financial Officer
GigaMedia Limited